As filed with the Securities and Exchange Commission on October 1, 2002



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      Results for the month of October 2002


                                  Crucell N.V.
             (Exact name of Registrant as Specified in its Charter)
                                  Crucell N.V.
                 (Translation of Registrant's Name into English)
                                 The Netherlands
                 (Jurisdiction of Incorporation or Organization)
                Archimedesweg 4, 2333 CN Leiden, The Netherlands
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  [X]                          Form 40-F  [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes   [ ]                               No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Crucell logo                                    Applied Molecular Evolution logo

PRESS RELEASE


        Crucell and Applied Molecular Evolution Sign PER.C6(TM) Antibody
                              Production Agreement


Leiden, The Netherlands, October 01, 2002 - Dutch antibody and vaccine company Crucell N.V. (Euronext, NASDAQ: CRXL) and San Diego-based Applied Molecular Evolution, Inc. (AME) (NASDAQ: AMEV) announced today that they have signed a non-exclusive, worldwide PER.C6(TM) research license agreement allowing AME to evaluate the production of monoclonal antibodies on the PER.C6(TM) human cell line. AME also has an option for a non-exclusive, worldwide commercial product license to manufacture one or more specified monoclonal antibody products on the PER.C6(TM) cell line.

Additionally, Crucell has granted AME the right to enter into collaborations with third parties for the research and development of monoclonal antibody products produced through AME programs on the PER.C6(TM) cell line. Under the terms of the agreement, Crucell will receive an upfront payment, annual maintenance fees and royalties on future sales of any products manufactured on the PER.C6(TM) cell line. Further financial details were not disclosed.

"AME's capabilities are significantly broadened by access to Crucell's PER.C6(TM) system which will enable the expression of our optimized antibodies in a human cell line," stated William D. Huse, M.D., Ph.D., President, Chief Executive Officer and Chairman of AME. "The combination of AME's proprietary frAMEworks(TM) technology, which utilizes human germ-line antibody frameworks, and the PER.C6(TM) system will enable us to produce optimized monoclonal antibodies with human glycosylation patterns, offering potential improvements in safety and efficacy."

"This licensing agreement with AME is significant to Crucell because AME is recognized as a biotechnology company with expertise in optimizing existing monoclonal antibody therapeutics and developing novel antibodies," said Ronald H.P. Brus, M.D., Chief Business Officer of Crucell. "Additionally, it confirms the growing interest in the market for selecting PER.C6(TM) as a robust, scalable cell line for monoclonal antibody production. Crucell's agreement with AME is the third PER.C6(TM) licensing agreement this year since the launch of PER.C6(TM) as a protein production platform."


About Crucell

Crucell N.V. discovers and develops biopharmaceuticals that use the human immune system to combat cancer, infectious diseases and other conditions. Crucell leverages its patented technologies, MAbstractTM, AdVacTM, and PER.C6TM, for discovery, development and production of antibodies and vaccines. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own product pipeline. Partners include Merck & Co. for the HIV vaccine, the National Institutes of Health (NIH) for the Ebola vaccine and Centocor, a Johnson & Johnson company, for the CD46 antibody for treatment of various types of cancer. In addition, Crucell has over 20 licensees for its PER.C6TM technology. These include Novartis, GSK, Aventis and Schering AG. With headquarters in Leiden, The Netherlands, the company currently employs 200 people. Crucell is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

About Applied Molecular Evolution

Applied Molecular Evolution, Inc., (AME) is a leader in applying directed molecular evolution to improve healthcare by optimizing and developing human biotherapeutics. Directed molecular evolution is a process for optimizing genes and proteins for specific commercial purposes. Since its inception, AME's principal focus has been on applying its proprietary AMEsystem(TM) technology platform to human biotherapeutics, the largest market for directed molecular evolution. Biotherapeutics, or biopharmaceuticals, are protein pharmaceuticals such as antibodies, cytokines, hormones and enzymes. AME uses its proprietary technology to develop improved versions of currently marketed, FDA-approved biopharmaceuticals as well as novel human biotherapeutics. For more information please visit www.AMEvolution.com.

This press release contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements, including uncertainties related to product development, uncertainties related to the need for regulatory or other government approvals, dependence on proprietary technology, uncertainty of market acceptance of the Company's products, uncertainties related to business opportunities, the receipt of future payments, including royalties, the continuation of customer relationships and other risks cited in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, and other SEC Filings. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent or obligation to update these forward-looking statements.



For further information please contact:

Crucell N.V.                                Applied Molecular Evolution, Inc.
Louise Dolfing                              Chris Erdman
Communications Officer                      Director of Corporate Communications
Tel. +31-(0)71-524 8863                     Tel. +1-858.597.4990
Fax.+31-(0)71-524 8935                      Fax.+1-858.597-4950
l.dolfing@crucell.com                       cerdman@AMEvolution.com


Hill & Knowlton Nederland B.V.
Arie Bos
Tel. +31-(0)71-524 8722
Fax.+31-(0)71-524 8935
abos@hillandknowlton.com

Noonan Russo Presence, New York
Mary Claire Duch
Tel. +1-212-845-4278
Fax.+1-212-696-9180
m.duch@nrp-euro.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 Crucell N.V.




                                                 By: /s/ Leonard Kruimer
                                                    Chief Financial Officer


Date: October 1, 2002